EXHIBIT (d)

Securities of the Registrant Outstanding as of

June 30, 2009

Outstanding Indebtedness of QTC (Face Value)

Maturity Analysis

	0-3 months	3-12 months	1-5 years	Over 5 Years	TOTAL
	(in $ millions)
Offshore Debt(1)	4,239	573	2,852	3,306	10,970
Domestic Debt(2)(3)	5,192	6,517	20,251	18,295	50,255
TOTAL ($M)	$9,431	$7,090	$23,103	$21,601	$61,225

(1)	These totals have been translated into Australian dollars at a rate of exchange applicable at the balance date and do not include the net effect of currency swaps and forward currency contracts. They include US$2,002 million outstanding under the Corporation’s United States and European commercial paper facilities as at June 30, 2009 (2008: US$436 million) and US$1,159 million outstanding under a Euro Medium-Term Note facility as at June 30, 2009 (2008: US$384 million)
(2)	Maturities of discounted loans are included at face value.
(3)	These totals include A$2,249 million outstanding under the Corporation’s Australian dollar Treasury note facility as at June 30, 2008 (2008: A$1,000 million).

Other Guaranteed Debt and Contingent Liabilities

Under the provisions of the Act and the Statutory Bodies Financial Arrangements Act 1982 (as amended by the Statutory Bodies Financial Arrangements Amendment Act 1996), financial arrangements entered into by a statutory body may be guaranteed by the Treasurer on behalf of the Government of Queensland. That legislation also preserves similar guarantees given under legislation that it replaced. In addition, the Industrial Development Act 1963 preserves guarantees of borrowings of other bodies made under the Industrial Development Act 1963-1981. Guarantees are also given in respect of borrowings made by Co-operative Housing Societies which on-lend funds for home purchase.

The Queensland Government also guarantees all insurance policies issued prior to December 1, 1996 by the Suncorp Insurance and Finance Corporation (“Suncorp”). Suncorp, together with Suncorp Building Society and Queensland Industry Development Corporation merged with Metway Bank Limited with effect from December 1, 1996. Pursuant to the provisions of the State Government Institution and Metway Merger Facilitation Act 1996, all insurance policies (principally concerning life insurance, general insurance and superannuation) issued by Suncorp prior to December 1, 1996 will continue to be guaranteed by the Queensland Government.

The State’s contingent liabilities on account of guaranteed debt (other than the debt detailed under Queensland Treasury Corporation) equates to approximately $2.4 billion as at June 30, 2009.

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Exchange Rate of the Australian Dollar

Exchange rates for the major currencies in which debt of Queensland Treasury Corporation and Queensland is denominated, expressed as an Australian dollar against the foreign currency equivalent are shown in the table below:

Currency As at June 30	2004-05	2005-06	2006-07	2007-08	2008-09
US Dollar	0.7637	0.7433	0.8487	0.9626	0.8114
Japanese Yen	84.14	85.11	104.70	101.93	77.76
Swiss Franc	0.9778	0.9150	1.0453	0.9793	0.8779
Pounds Sterling	0.4224	0.4049	0.4236	0.4829	0.4872
Euro	0.6315	0.5841	0.6311	0.6096	0.5751
NZ Dollar	1.0907	1.2159	1.1025	1.2609	1.2428

Source:	Reserve Bank of Australia

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